U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                            SEC File Number: 0-17244
                            CUSIP Number: 542294-10-3

(Check One):
( )Form 10-K and 10-KSB ( )Form 20-F ( )Form 11-K (X)Form 10-Q and 10-QSB ( )Form N-SAR

                    For Period Ended:       September 30, 1998

         (  )     Transition Report on Form 10-K and Form 10-KSB
         (  )     Transition Report on Form 20-F
         (  )     Transition Report on Form 11-K
         (  )     Transition Report on Form 10-Q and Form 10-QSB
         (  )     Transition Report on Form N-SAR
          For the Transition Period Ended:



Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates.


Part I - Registrant Information



         LONE STAR INTERNATIONAL ENERGY, INC.
         Full Name of Registrant

         Former Name If Applicable

         528 GRANT ROAD
         Address of Principal Executive Office (Street and Number)

         MINERAL WELLS, TEXAS 76067
         City, State, and Zip Code

Part II - Rules 12b-25 (b) and (c)



If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(X) (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(X) (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(  )              (c) The accountant's statement or other exhibit required by
                  Rule 12b-25(c) has been attached if applicable.



Part III - Narrative



State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets If Needed)

Due to several unusual circumstances, the registrant was unable to file a timely report.



Part IV - Other Information



(1) Name and telephone number of person to contact in regard to this notification.

 Michael D. Herrington                 (254)                      559-7418
      (Name)                         (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                       (X) Yes          (  )  No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        (  )  Yes        (X)  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

LONE STAR INTERNATIONAL ENERGY, INC.
Name of Registrant as Specified in Charter)



   Date:    November 13, 1998            By:  /s/ Michael D. Herrington
            -----------------                 -------------------------
                                         Chief Financial Officer, Treasurer
                                         Director (principal accounting officer)